Exhibit (a)(5)(B)

February 20, 2020	Eli Lilly and Company Lilly Corporate Center Indianapolis, Indiana 46285 U.S.A. +1.317.276.2000 www.lilly.com

For Release:	Immediately
Refer to:	Mark Taylor; mark.taylor@lilly.com; (317) 276-5795 (Media)
Kevin Hern; hern_kevin_r@lilly.com; (317) 277-1838 (Investors)

Lilly Completes Acquisition of Dermira

INDIANAPOLIS, IN – Eli Lilly and Company (NYSE:LLY) today announced the successful completion of its acquisition of Dermira, Inc. (NASDAQ: DERM). The acquisition expands Lilly’s immunology pipeline with the addition of lebrikizumab, a novel, investigational, monoclonal antibody designed to bind IL-13 with high affinity that is being evaluated in a Phase 3 clinical development program for the treatment of moderate-to-severe atopic dermatitis in adolescent and adult patients, ages 12 years and older. The acquisition of Dermira also expands Lilly’s portfolio of marketed dermatology medicines with the addition of QBREXZA® (glycopyrronium), a medicated cloth approved by the FDA for the topical treatment of primary axillary hyperhidrosis (uncontrolled excessive underarm sweating).

Lilly’s tender offer for all outstanding shares of common stock of Dermira, at a price of $18.75 per share in cash, expired as scheduled at one minute past 11:59 p.m., Eastern time, on February 19, 2020. As of the expiration of the tender offer, 40,926,025 shares of Dermira common stock were validly tendered and not properly withdrawn, representing approximately 74.8 percent of the shares of Dermira common stock outstanding, and have been accepted for payment under the terms of the tender offer. Following completion of the tender offer, Lilly completed the acquisition of Dermira through the previously-planned second-step merger.

“We are pleased to complete the acquisition of Dermira, and look forward to continuing their important work to develop new therapeutic options for patients with chronic skin conditions,” said Patrik Jonsson, Lilly senior vice president and president of Lilly Bio-Medicines.

The expected financial impact of Lilly’s acquisition of Dermira has been previously communicated and is reflected in Lilly’s current 2020 financial guidance, as announced on January 30, 2020.

The Offer and the Merger

The tender offer for all of the outstanding shares of common stock of Dermira at a price of $18.75 per share, net to the seller in cash, without interest and less any required tax withholding (the “Offer”), expired as scheduled at one minute past 11:59 p.m., Eastern time, on February 19, 2020. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, has advised Lilly that 40,926,025 shares of Dermira common stock were validly tendered and not properly withdrawn in the Offer, representing approximately 74.8 percent of the shares of Dermira common stock outstanding. All of the conditions to the Offer have been satisfied, and on February 20, 2020, Lilly and its wholly-owned subsidiary, Bald Eagle Acquisition Corporation, accepted for payment, and will promptly pay for, all shares validly tendered and not properly withdrawn in the Offer.

Following completion of the Offer, Lilly completed the acquisition of Dermira through the merger of Bald Eagle Acquisition Corporation with and into Dermira, without a vote of Dermira’s stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with Dermira surviving the merger as a wholly-owned subsidiary of Lilly. In connection with the merger, each share of common stock of Dermira not validly tendered into the Offer (other than (1) shares owned by Dermira immediately prior to the effective time of the merger, (2) shares owned by Lilly or Bald Eagle Acquisition Corporation at the commencement of the Offer and owned by Lilly or Purchaser immediately prior to the effective time of the merger or (3) shares held by any stockholder that was entitled to and has properly demanded statutory appraisal of its shares) has been converted into the right to receive the same $18.75 per share in cash, without interest and less applicable tax withholding, as will be paid for all shares that were validly tendered and not properly withdrawn in the Offer. Dermira’s common stock will be delisted from the NASDAQ Stock Market.

About Eli Lilly and Company

Lilly is a global healthcare leader that unites caring with discovery to create medicines that make life better for people around the world. We were founded more than a century ago by a man committed to creating high-quality medicines that meet real needs, and today we remain true to that mission in all our work. Across the globe, Lilly employees work to discover and bring life-changing medicines to those who need them, improve the understanding and management of disease, and give back to communities through philanthropy and volunteerism. To learn more about Lilly, please visit us at www.lilly.com. C-LLY

This press release contains forward-looking statements about the benefits and financial impact of Lilly’s acquisition of Dermira. It reflects Lilly’s current beliefs; however, as with any such undertaking, there are substantial risks and uncertainties in implementing the transaction and in drug development. Among other things, there can be no guarantee that Lilly will realize the expected benefits of the transaction, that products will be approved on the anticipated timeline or at all, or that any products be commercially successful. For further discussion of these and other risks and uncertainties, see Lilly’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission. Except as required by law, Lilly undertakes no duty to update forward-looking statements to reflect events after the date of this release.

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